Note: In addition to the interests noted on the chart, the following companies also hold the following limited partnership interests / investments

Impax Asset Management Group plc

- 1.14% LP Interest in Impax New Energy Investors II LP
- 80% LP interest in INEI III Team Co-investment LP
- 77.20% Limited Partnership Interest in INEI IV Team Co-investment SCSp
- 25% LP Interest in INEI III CIP LP
- 25% LP Interest in Impax Carried Interest Partner II LP
- 31.65% LP interest in INEI IV CIP SCSp

Impax Asset Management Limited

- Minority investment in Ensyn Corporation (0.49% of common shares)

INEI III Team Co-investment LP

- 1.95% Limited Partnership interest in Impax New Energy Investors III LP

INEI III GP (UK) LLP

- 6% GP interest in INEI III CIP LP
- 0.31% GP interest in INEI III Team Co-investment LP

INEI IV Team Co-Investment SCSp

- 1% LP interest in Impax New Energy Investors IV SCSp

INEI IV GP S.à r.l

- 1.004% GP interest in INEI IV Team Co-investment SCSp



Impax Asset Management Group PLC England
Impax Asset Management Limited England Regulated by FCA Registered with SEC
Impax Capital Ltd England
Impax Asset Management (AIFM) Limited England Regulated by FCA Registered with SEC
Impax Asset Management Ireland Limited Ireland Regulated by the CBI
Impax Asset Management GmbH Germany Regulated by BaFin (in Liquidation)
Impax US Holdings Ltd England
Impax Asset Management (Hong Kong) Ltd Hong Kong Licensed by Hong Kong SFC
IAM US Holdco, Inc. USA
Impax Asset Management Japan Ltd Japan
Impax Asset Management LLC USA Registered investment adviser with SEC
Impax FLOW (GP) Ltd (100%) England
Impax Global Resource Optimization (GP) Ltd (100%) England
GP
Global Resource Optimization Fund LP USA
Impax Global Opportunities (GP) Ltd (100%) England
Impax New Energy Investors (GP) Ltd (100%) England
Impax Carried Interest Partner (GP) Ltd (100%) Scotland
Impax New Energy Investors II (GP) Ltd (100%) England
Impax Carried Interest Partner II (GP) Ltd (100%) England
Member 99.9%
Member 0.1%
INEI II GP (UK) LLP England
GP
Impax New Energy Investors II LP England
Impax New Energy Investors II-B LP England
Impax Carried Interest Partner II LP Scotland
INEI V GP S.à r.l Luxembourg
GP
IMPAX NEW ENERGY INVESTORS V SCSp Luxembourg
INEI III Team Co-Investment LP Scotland
INEI III CIP LP Scotland
Member 99.9%
Member 0.1%
INEI III GP (UK) LLP England
Impax New Energy Investors III LP England
INEI III Co-Investment LP England
Impax New Energy Investors III-B LP England
New Energy Investors III LP England
Impax New Energy Investors III (Feeder) SLP France
INEI IV CIP SCSp Luxembourg
INEI IV TEAM CO-INVESTMENT SCSp Luxembourg
INEI IV GP S.à r.l Luxembourg
BNRG USA CO-INVEST SCSp Luxembourg
IMPAX NEW ENERGY INVESTORS IV SCSp Luxembourg
GF CO-INVEST SCSp Luxembourg

All ownership is 100% unless otherwise indicated.

29 June 2026